UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

(Amendment No. 3)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

Zix Corporation

(Name of Subject Company)

Zix Corporation

(Name of Person Filing Statement)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

98974P100

(CUSIP Number of Class of Securities)

Noah F. Webster

Chief Legal Officer

2711 North Haskell Avenue

Suite 2300, LB 36

Dallas, Texas 75204

(214) 370-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications

on Behalf of the Person Filing Statement)

Copies to:

Don J. McDermett, Jr. Baker Botts L.L.P. 2001 Ross Avenue, Suite 1000 Dallas, TX 75201 (214) 953-6454	Grant Everett Baker Botts L.L.P. 2001 Ross Avenue, Suite 1000 Dallas, TX 75201 (214) 953-6500

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 3 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended or supplemented from time to time, the “Schedule 14D-9”) filed by Zix Corporation, a Texas corporation (“Zix”), with the Securities and Exchange Commission (the “SEC”) on November 23, 2021, relating to the tender offer by Zeta Merger Sub Inc., a Texas corporation (“Merger Sub”) and wholly owned subsidiary of Open Text Corporation, a corporation incorporated under the federal laws of Canada (“OpenText”), to purchase all of the issued and outstanding shares of common stock of Zix, par value $0.01 per share (each, a “Share”), other than Shares to be converted or cancelled pursuant to the Agreement and Plan of Merger, dated as of November 7, 2021, among Zix, OpenText and Merger Sub (the “Merger Agreement”), for a purchase price of $8.50 per Share in cash, without interest and net of applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase filed by OpenText and Merger Sub with the SEC on November 22, 2021 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal filed by OpenText and Merger Sub with the SEC on November 22, 2021 (as amended or supplemented from time to time, the “Letter of Transmittal,” which, together with the Offer to Purchase, constitute the “Offer”).

Except to the extent specifically provided in this Amendment, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule 14D-9.

This Amendment is being filed to amend and supplement the Schedule 14D-9 as reflected below.

ITEM 2. IDENTITY AND BACKGROUND OF FILING PERSON.

Item 2 of the Schedule 14D-9 is hereby amended and supplemented by inserting the following paragraph immediately after the sixth paragraph under the heading “Tender Offer”:

On December 21, 2021, OpenText announced an extension of the expiration of the Offer to one minute after 11:59 p.m., Eastern Time, on December 22, 2021, unless the Offer is further extended or earlier terminated in accordance with the Merger Agreement. The Offer was previously scheduled to expire at one minute after 11:59 p.m., Eastern Time, on December 20, 2021.

Computershare Trust Company, N.A., in its capacity as depositary for the Offer (the “Depositary”), advised OpenText and Merger Sub that, as of one minute after 11:59 p.m., Eastern Time, on December 20, 2021, approximately 33,967,027 Shares had been validly tendered and not withdrawn pursuant to the Offer, including approximately 5,397,062 Shares tendered pursuant to a notice of guaranteed delivery. Assuming no validly tendered Shares are withdrawn, all Shares tendered pursuant to a notice of guaranteed delivery are delivered and all shares of Series A Preferred Stock are converted into Shares and validly tendered pursuant to the True Wind Voting Agreement, the number of Shares validly tendered and not withdrawn pursuant to the Offer would be approximately 54,807,927 Shares, representing approximately 70% of the outstanding shares of Zix (including Shares issuable upon the conversion of Series A Preferred Stock) and, therefore, the Minimum Condition would be satisfied.

On December 21, 2021, OpenText issued a press release announcing the extension the Offer. The full text of the press release is included as Exhibit (a)(5)(W) hereto and is incorporated herein by reference.

ITEM 3. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

Item 3 of the Schedule 14D-9 is hereby amended and supplemented as follows:

The subsection entitled “Director and Officer Tender and Voting Agreement” of the section entitled “Arrangements with OpenText and Merger Sub and Their Affiliates” is hereby amended and supplemented by replacing the first sentence of the first paragraph thereof to read as follows:

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“On November 7, 2021, in connection with the execution of the Merger Agreement, OpenText entered into a Tender and Voting Agreement, which agreement was amended on December 18, 2021 (the “D&O Voting Agreement”), with each of the directors and executive officers of Zix (other than James H. Greene, Jr., who has an indirect beneficial ownership of the Shares held by True Wind, and Brandon Van Buren, a former partner at True Wind Capital who does not beneficially own any shares) (the “Supporting Shareholders”).”

The subsection entitled “Director and Officer Tender and Voting Agreement” of the section entitled “Arrangements with OpenText and Merger Sub and Their Affiliates” is hereby amended and supplemented by replacing the last paragraph thereof to read as follows:

“The foregoing summary and description of the D&O Voting Agreement do not purport to be complete and are qualified in their entirety by reference to the full text of the D&O Voting Agreement, which is filed as Exhibit (e)(6) hereto and is incorporated herein by reference, and the First Amendment to the D&O Voting Agreement, which is filed as Exhibit (e)(37) hereto and is incorporated herein by reference.”

ITEM 8. ADDITIONAL INFORMATION.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented as follows:

The following new subsection is added before the final subsection entitled “Forward-Looking Statements” on page 42 of the Schedule 14D-9:

Extension of the Offer

On December 21, 2021, OpenText announced an extension of the expiration of the Offer to one minute after 11:59 p.m., Eastern Time, on December 22, 2021, unless the Offer is further extended or earlier terminated in accordance with the Merger Agreement. The Offer was previously scheduled to expire at one minute after 11:59 p.m., Eastern Time, on December 20, 2021.

The Depositary advised OpenText and Merger Sub that, as of one minute after 11:59 p.m., Eastern Time, on December 20, 2021, approximately 33,967,027 Shares had been validly tendered and not withdrawn pursuant to the Offer, including approximately 5,397,062 Shares tendered pursuant to a notice of guaranteed delivery. Assuming no validly tendered Shares are withdrawn, all Shares tendered pursuant to a notice of guaranteed delivery are delivered and all shares of Series A Preferred Stock are converted into Shares and validly tendered pursuant to the True Wind Voting Agreement, the number of Shares validly tendered and not withdrawn pursuant to the Offer would be approximately 54,807,927 Shares, representing approximately 70% of the outstanding shares of Zix (including Shares issuable upon the conversion of Series A Preferred Stock) and, therefore, the Minimum Condition would be satisfied.

On December 21, 2021, OpenText issued a press release announcing the extension the Offer. The full text of the press release is included as Exhibit (a)(5)(W) hereto and is incorporated herein by reference.

ITEM 9.	EXHIBITS

Item 9 of the Schedule 14D-9 is hereby amended and supplemented with the following:

Exhibit No.	Description

(a)(5)(W)	Press Release, issued by OpenText on December 21, 2021, announcing the extension of the Offer (incorporated herein by reference to Exhibit (a)(5)(M) to the Schedule TO).

(e)(37)	First Amendment to the Tender and Voting Agreement, dated December 18, 2021, by and among Open Text Corporation, Zeta Merger Sub Inc. and certain of Zix’s directors and its executive officers (incorporated herein by reference to Exhibit (d)(8) to the Schedule TO).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 14D-9 is true, complete and correct.

ZIX CORPORATION

By:	/s/ Noah F. Webster
Name:	Noah F. Webster
Title:	Chief Legal Officer

Dated: December 21, 2021

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